

August 28, 2012

<u>Via E-mail</u>
Mr. Gilmar Roberto Pereira Camurra
Chief Financial Officer and Investor Relations Officer
Telefonica Brasil S.A.
Rua Martiniano de Carvalho, 851 – 21st floor
01321-001 San Paulo, SP, Brazil

     Re: **Telefonica Brasil S.A.**
             Form 20-F for the fiscal year ended December 31, 2011
             Filed April 20, 2012
             File No. 001-14475

Dear Mr. Camurra:

We have reviewed your response letter dated March 14, 2012 and your filings and have the following comments. Please provide us with the requested information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to the comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2011

Note 28. Other operating income (expenses), net, page F-90

We note your response to comment 1 in our letter dated February 14, 2012 and have the following comments.

1. You assert in your November 28, 2011 letter that "the Assignee may reposition the Company's antennas at its own discretion within the tower, provided that the new location complies with the requisite wind exposure and other standards imposed by ANATEL." Please reconcile this assertion with the statement you made to us during our July 19 conference call that your equipment on the tower cannot be removed by the Assignee at its sole discretion and any removal of such equipment requires your approval.

2. Please tell us how you analyzed paragraph 10(c) of IAS 17. Include in your analysis your assumptions for the lease term and the economic life of the slots and towers. If the economic life of the slots and towers are not limited by the term of the Concession Contract with ANATEL, tell us the basis for such assumptions.

3. Please tell us how you accounted for the asset group of towers prior to your Lease Out Agreement. In addition, tell us the lowest level unit of account for the capitalized assets.

4. Please tell us how you determined that the unit of account was the park of towers for the Lease Out Agreement and the individual tower for the Infrastructure Sharing Agreement. In addition, tell us how this determination was consistent with paragraph 58 of IAS 17.

5. Please refer to this note and Note 27 (page 49) of the Form 6-K filed August 14, 2012. We note that your subsidiary, Vivo S.A., disposed 1,358 towers for R$476 million (R$419.5 million, net of book value) in 2011 and disposed of 1,500 towers for R$519.2 million (R$393 million, net of residual value) in the six months ended June 30, 2012. Please tell us how you accounted for these transactions. If you accounted for the transactions similar to the 2010 transaction, please tell us your basis for your accounting under IAS 17 and IFRIC 4. In addition, address all the applicable comments above as it relates to the disposal of your towers in 2011 and 2012.

Please file all correspondence over EDGAR. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert S. Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff

Attorney, at (202) 551-3310 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage for

Larry Spirgel
Assistant Director